FORM 6-K

           SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2004


                       SHIP FINANCE INTERNATIONAL LIMITED
                 (Translation of registrant's name into English)

                               Par-la-Ville Place,
                              14 Par-la-Ville Road
                            Hamilton, HM 08, Bermuda

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X
                                            ----



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 99.1 is a press release issued on September 30, 2004, by Ship Finance International Limited.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                       SHIP FINANCE INTERNATIONAL LIMITED
                                  (registrant)




Dated:  September 30, 2004                              By: /s/ Kate Blankenship
                                                        -----------------------
                                                        Name: Kate Blankenship
                                                        Title: Secretary










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